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                                                                 EXHIBIT (a)(5)

                             AIMCO PROPERTIES, L.P.
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222


                                  July 2, 1999

Dear Limited Partner:

         AIMCO Properties, L.P. has increased its offer price to acquire 15,930.68 units of United Investors Growth Properties (the "Partnership") to $77 per unit. Our price increase is effective immediately and will apply to all units tendered pursuant to our offer. You may have received from a third-party an unregistered offer to purchase up to 811 of the outstanding units at $75 per unit.

         o You should note that our offer is at a HIGHER PRICE and for MORE UNITS than the other offer. Under our offer, because we are attempting to purchase more units than the other offer, there is a greater likelihood that all of your tendered units will be purchased by us and not returned to you unpurchased as a result of proration. Accordingly, if we acquired all of your units, you would no longer receive Schedule K-1s for tax reporting purposes as a limited partner of the Partnership.

         o Unlike the third party's offer, we will not deduct a $100 transfer fee if you tender your units to us.

         o Our offer currently expires on July 9, 1999 while the other offer expires on July 31, 1999.

         If you have already tendered your units pursuant to our offer, you will automatically receive the higher offer price if your units are accepted for payment. If you have not already sent in your Letter of Transmittal, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of the attached Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                        Sincerely,



                                        AIMCO PROPERTIES L.P.